03014530

SECI ... ANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8-35259

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C. 185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-W INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 E. LAS TUNAS DRIVE
(No. and Street)

SAN GABRIEL, CALIFORNIA 91776
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A. PONG (626) 285-0606
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAKENAGA, HASHIZU, JAY & CO., CPA'S
(Name — *if individual, state last, first, middle name*)

1381 WARNER AVENUE, SUITE C, TUSTIN, CA 92780
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, JOHN A. PONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-W INVESTMENTS, INC., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President/Owner

Title

Notary Public

THOMAS J. GEORGINO
Commission # 1216330
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/86

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER E-W INVESTMENTS, INC. [13]	SEC FILE NO. 8-25359 [14] FIRM ID. NO. 2S - 017463 - C1 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 139 E. LAS TUNAS DRIVE [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 01/01/02 [24]
SAN GABRIEL [21] (City) CALIFORNIA [22] (State) 91776 [23] (Zip Code)	AND ENDING (MM/DD/YY) 12/31/02 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT JOHN A PONG [30]	(Area Code)—Telephone No. (626) 285-0606 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

2S-017463-C1 IIA
E-W INVESTMENTS, INC. NN
JOHN A. PONG
139 E. LAS TUNAS DRIVE
SAN GABRIEL CA 91776

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 28th day of February 19 2003

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Takenaga, Hashizu, Jay & Co.

70

ADDRESS Number and Street	City	State	Zip Code
1381 Warner Avenue, Suite C,	Tustin	California	92780
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC. | N3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. 8-35259 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 29,877	200			$ 29,877	750
2. Receivables from brokers or dealers:						
A. Clearance account	31,140	295			31,140	
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	55,170	424				
E. Spot commodities		430			55,170	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	84,648	680	84,648	920
11. Other assets		535	24,518	735	24,518	930
12. TOTAL ASSETS	$ 116,187	540	$ 109,166	740	$ 225,353	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13.	Bank loans payable	$	1045	$	1255	$	1470
14.	Payable to brokers or dealers:						
	A. Clearance account		1114		1315		1560
	B. Other		1115		1305		1540
15.	Payable to non-customers		1155		1355		1610
16.	Securities sold not yet purchased, at market value				1360		1620
17.	Accounts payable, accrued liabilities, expenses and other	13,842	1205		1385	13,842	1685
18.	Notes and mortgages payable:						
	A. Unsecured		1210				1690
	B. Secured	26,448	1211		1390	26,448	1700
19.	Liabilities subordinated to claims of general creditors:						
	A. Cash borrowings:				1400		1710
	1. from outsiders $ [970]						
	2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
	B. Securities borrowings, at market value:				1410		1720
	from outsiders $ [990]						
	C. Pursuant to secured demand note collateral agreements:				1420		1730
	1. from outsiders $ [1000]						
	2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
	D. Exchange memberships contributed for use of company, at market value				1430		1740
	E. Accounts and other borrowings not qualified for net capital purposes		1220	5,595	1440	5,595	1750
20.	TOTAL LIABILITIES	$ 40,290	1230	$ 5,595	1450	$ 45,885	1760

Ownership Equity

21.	Sole proprietorship	$	1770
22.	Partnership (limited partners $ [1020])		1780
23.	Corporation:		
	A. Preferred stock		1791
	B. Common stock	10,000	1792
	C. Additional paid-in capital	114,000	1793
	D. Retained earnings	55,468	1794
	E. Total	179,468	1795
	F. Less capital stock in treasury	( )	1796
24.	TOTAL OWNERSHIP EQUITY	$ 179,468	1800
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 225,353	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC. as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 179,468	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			179,468	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 179,468	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 109,166	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(109,166)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 70,302	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	8,276	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(8,276)	3740
10. Net Capital			$ 62,026	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC. as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 2,686	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 50,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 50,000	3760
14.	Excess net capital (line 10 less 13)			$ 12,026	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 40,290	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 40,290	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 64.96	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC.

For the period (MMDDYY) from 01/01/02 [3932] to 12/31/02 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 383,790	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions	383,790	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	(2,593)	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	11,740	3975
8. Other revenue		3995
9. Total revenue	$ 392,937	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$	4120
11. Other employee compensation and benefits		54,450	4115
12. Commissions paid to other broker-dealers		247,624	4140
13. Interest expense		1,050	4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		6,398	4195
15. Other expenses		102,764	4100
16. Total expenses		$ 412,286	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (21,483)	4210
18. Provision for Federal income taxes (for parent only)		2,134	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (19,349)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC.

For the period (MMDDYY) from 01/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 198,817	4240
A. Net income (loss)			(19,349)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 179,468	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER E-W INVESTMENTS, INC. as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Wedbush Morgan Securities, Inc Fiserv Securities, Inc. 4335	XX	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

E-W INVESTMENTS, INC.
DECEMBER 31, 2002

E-W INVESTMENTS, INC.

TABLE OF CONTENTS

TAKENAGA, HASHIZU, JAY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
1381 WARNER AVENUE, SUITE C
TUSTIN, CALIFORNIA 92780

OSAMU HASHIZU
STANLEY J. JAY

(714)258-2819
(714)258-2723 FAX

To the Board of Directors and Stockholder
E-W Investments, Inc.

We have audited the statement of financial position of E-W Investments, Inc as of December 31, 2002, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of E-W investments, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination also includes the statement of the computation of minimum capital requirements pursuant to Section 1.17 of the regulations under the Commodity Exchange Act as of December 31, 2002. In our opinion, the statements when considered in relation to the basic financial statements present fairly the information shown in them.

Takenaga, Hashizu, Jay & Co

Tustin, California
February 14, 2003

E-W INVESTMENTS, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 29,877	$ 6,528
Deposits with clearing organizations - cash	25,000	25,000
Deposits with clearing organizations - securities at market value	55,170	66,477
Receivable from brokers and dealers	6,140	13,652
Prepaid income taxes	11,943	11,943
Due from shareholder	-	20,457
	128,130	144,057
FIXED ASSETS - at cost		
Automibile	34,735	-
Furniture and fixtures	14,240	14,240
Office equipment	53,404	53,252
Leasehold improvements	84,339	84,339
	186,718	151,831
Less: accumulated depreciation	102,070	84,939
	84,648	66,892
OTHER ASSETS -		
Deposits	4,046	4,046
Deferred tax asset	8,529	-
	12,575	4,046
	$ 225,353	$ 214,995
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Payable to clearing organizations	$ 3,657	$ 1,780
Accrued expenses	8,936	13,757
Payroll taxes	1,249	641
Note payable, current portion	5,308	-
	19,150	16,178
LONG TERM LIABILITIES		
Note payable, non current portion	21,140	-
Deferred tax liabilities	5,595	-
	26,735	-
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized 100,000 shares		
Issued 10,000 shares	10,000	10,000
Additional paid-in capital	114,000	114,000
Retained earnings	55,468	74,817
	179,468	198,817
	$ 225,353	$ 214,995

See notes to financial statements

E-W INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
DECEMBER 31, 2002 AND 2001

	Capital Stock				
	Number of shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at January, 2001	10,000	$ 10,000	$ 114,000	$ 103,745	$ 227,745
Capital contribution					-
Prior period income				(28,928)	(28,928)
Balance December 31, 2001	10,000	10,000	114,000	74,817	198,817
Capital contribution			-		-
Current period loss				(19,349)	(19,349)
Balance December 31, 2002	10,000	$ 10,000	$ 114,000	$ 55,468	$ 179,468

See notes to financial statements

E-W INVESTMENTS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES		
Commission	383,790	483,815
Realized gain/(loss) from sale of securities	2,505	(4,695)
Unrealized gain/(loss) on investment in securities	(5,098)	6,620
Other income	11,740	16,959
	392,937	502,700
EXPENSES		
Commission and brokerage fees	247,624	342,523
Salaries	49,212	62,096
Employee benefits	5,238	6,488
Advertising	436	2,682
Automobile	10,724	13,454
Communications	16,253	17,442
Depreciation	17,131	13,572
Dues and subscriptions	200	45
Entertainment and travel	12,426	16,380
Insurance	7,170	7,579
Interest	1,050	132
Miscellaneous	-	244
Office	4,235	6,672
Professional fees	8,770	7,835
Regulatory fees and expenses	6,398	5,087
Rent	24,000	23,400
Repairs and maintenance	217	857
Taxes and licenses	854	178
Utilities	508	1,887
Education and seminars	776	1,959
Bank charges	27	75
Charitable contributions	-	34
Outside labor	1,150	-
Penalties	21	-
	414,420	530,620
INCOME (LOSS) BEFORE INCOME TAXES	(21,483)	(27,920)
PROVISION FOR INCOME TAXES	2,134	1,008
NET INCOME / (LOSS)	$ (19,349)	$ (28,928)

See notes to financial statements

E-W INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (19,349)	$ (28,928)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	17,131	13,572
Realized (gain)/loss from sale of securities		4,695
Loss on investment in securities owned by Corporation		(6,620)
Decrease in deposit with clearing organizations	11,307	-
(Increase)/decrease in receivables	7,512	3,679
Prepaid income taxes	-	(1,097)
Decrease in due from shareholder	20,457	-
Payable to clearing organizations	1,877	1,780
Increase/(decrease) in accrued expenses	(4,821)	(1,937)
Increase in current portion of note payable	5,308	-
Increase/(decrease) in payroll taxes	608	(701)
Increase in deferred tax asset	(8,529)	
Increase in deferred tax liability	5,595	
Net cash provided by operating activates	37,096	(15,557)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of securities owned by Corporation	-	41,418
Acquisition of securities owned by Corporation	-	(41,763)
Capital expenditures	(34,887)	(5,835)
Net cash used by investing activities	(34,887)	(6,180)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loan on asset acquisition	21,140	-
Net cash provided by financing activities	21,140	-
NET INCREASE/(DECREASE) IN CASH	23,349	(21,737)
CASH BALANCE - beginning of year	6,528	28,265
CASH BALANCE - end of year	$ 29,877	$ 6,528

	2002	2001
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION		
Cash paid during the year for:		
Franchise tax	$ 800	$ 713
Cash received during the year for:		
Interest and dividends	$ 11,740	$ 16,959

See notes to financial statements

E-W INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS

1. COMPANY OPERATIONS

The Company was incorporated on December 5, 1985 to conduct retail broker-dealer business in various types of securities. Presently, the Company utilizes the services of corresponding brokers to carry its clients' cash and margin accounts on a fully disclosed basis.

2. SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect these amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SECURITY TRANSACTIONS
Customers' security transactions (and the related commission revenues and expenses, if applicable) are recorded on a settlement date basis. Security transactions of the Company are recorded on a trade date basis.

DEPRECIATION
The cost furniture and equipment is depreciated over the estimated useful lives of the assets on the straight-line method.

INCOME TAXES
Temporary differences in the basis of assets and liabilities for financial statements and income tax reporting arise from using different periods to calculate depreciation, and the recording of unrealized gains or losses on investment in marketable securities for financial statement purposes.

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. At December 31, 2002, the Company has approximately $34,000 in capital loss carryover which will be applied in future years.

3. DEPOSITS WITH CLEARING ORGANIZATIONS

At December 31, 2002, the Company maintains a cash deposit with clearing organizations of $25,000.

The Company's investment in securities is maintained with clearing organizations and is recorded at quoted market value. At December 31, investment in marketable securities had a cost basis of $110,873 for 2002 and 2001.

4. PAYABLE TO CLEARING ORGANIZATIONS

Payable to clearing organizations are credit balances in Company's margin account with clearing organizations collateralized by securities owned.

5. RELATED PARTY TRANSACTION

The Company rents its office facility from its shareholder. Rental expenses are $24,000 for 2002 and $24,400 for 2001. In January 2000, the Company has a seven (7) year lease with the shareholder for a base rent of $2,000 per month. Future minimum rent payments are:

2002	$24,000
2003	$24,000
2004	$24,000
2005	$24,000
2006	$24,000
2007	$24,000

E-W INVESTMENTS, INC.
SUPPLEMENTAL SCHEDULES

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Security Exchange Act of 1934, the Company's net capital requirement in 2002 was $50,000.
The Company has net capital of approximately $62,026 for 2002 and $85,745 for 2001.

RESERVE REQUIREMENTS UNDER RULE 15C3-3

The Company claims an exemption from Rule 15c3-3, the basis of its claim is as follows:
All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company does not have liabilities subordinated to claims of general creditors.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

Total ownership equity	$179,468
Deductions and/or charges – non-allowable assets	(109,166)
	70,302
Haircuts on securities	(8,276)
Net Capital	$ 62,026

COMPUTATION FOR DETERMINATION OF RESERVE PURSUANT TO RULE 15C3-3

The Company claims an exemption from Rule 15c3-3, the basis of its claim is as follows:
All customer transactions are cleared through other broker-dealer on a fully disclosed basis.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Not applicable to Company's operations.

RECONCILIATION PURSUANT TO RULE 17A5(D)(4)

Net capital as computed in this report	$ 62,026
Net capital as computed by the Company	69,621
Difference	$ 7,585

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT PURSUANT TO COMMODITY TRADING COMMISSION REGULATION 1.17(A)(1)(II)

Net Capital	$ 62,026
Net Capital Requirement	50,000
Excess Net Capital	$ 12,026

TAKENAGA, HASHIZU, JAY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
1381 WARNER AVENUE, SUITE C
TUSTIN, CALIFORNIA 92780

OSAMU HASHIZU
STANLEY J. JAY

(714)258-2819
(714)258-2723 FAX

Board of Directors
E-W Investments, Inc.
San Gabriel, California

We have examined the financial statements of E-W Investments, Inc. for the year then ended December 31, 2002, and have issued our report thereon dated February 14, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they many become inadequate because of changes in conditions of that the degree of compliance with them any deteriorate.
Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of E-W Investments, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Tustin, California
February 14, 2003

TAKENAGA, HASHIZU, JAY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
1381 WARNER AVENUE, SUITE C
TUSTIN, CALIFORNIA 92780

OSAMU HASHIZU
STANLEY J. JAY

(714)258-2819
(714)258-2723 FAX

E-W Investments, Inc.
139 E. Las Tunas Drive
San Gabriel, CA 91776

As supplement to our audit report dated February 14, 2003, the 2002 certified annual audit of E-W Investments, Inc. has disclosed no material inadequacies.

Very truly yours,

Takenaga, Hashizu, Jay & Co.